UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): November 11, 2021 (November 9, 2021)

Compound Projects, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4017577
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

149 5th Avenue, Suite 2E New York, NY 10017
(Address of principal executive offices)

212-401-6930

(Issuer’s telephone number, including area code)

Series #Illume Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On October 30, 2021, Compound Illume 302, LLC, a wholly owned subsidiary of Series #Illume, a series of Compound Projects, LLC, a Delaware series limited liability company (the “Company”), entered into an agreement (the “Agreement”) to sell unit #302 at Illume, a residential condominium located at 920 South Street, Nashville, TN (the “Series #Illume Property”), for $480,000. The closing of the purchase and sale of the Series #Illume Property took place on November 9, 2021, and Series #Illume received net sale proceeds of $447,512 after deducting brokerage commissions and closing costs. Series #Illume acquired the Series #Illume Property on August 31, 2020 for $411,000. Series #Illume intends to distribute the proceeds from this sale together with additional cash derived from operations at which time Series #Illume will no longer hold any assets. Following this distribution, the Company intends to dissolve Series #Illume.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021	COMPOUND PROJECTS LLC By: Compound Asset Management, LLC its managing member

/s/ Jesse Stein
Name: Jesse Stein
Title: Chief Operating Officer